UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               Amendment No. 4 to
                        Rule 13e-3 Transaction Statement
                           (Under Section 13(e) of the
                        Securities Exchange Act of 1934)


                               Essex Bancorp, Inc.
 -------------------------------------------------------------------------------
                              (Name of the Issuer)

                               Essex Bancorp, Inc.
                               Harry F. Radcliffe
                                 Robert G. Hecht
                                  Gene D. Ross
 -------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.01 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    296687106
 -------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Gene D. Ross
                       President & Chief Executive Officer
                               Essex Bancorp, Inc.
               Interstate Corporate Center, Building 9, Suite 200
                                Norfolk, VA 23502
                                 (757) 893-1345
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)


                                   Copies to:

                            James J. Wheaton, Esquire
                      Troutman Sanders Mays & Valentine LLP
                               2525 Dominion Tower
                               999 Waterside Drive
                             Norfolk, Virginia 23510






     This statement is filed in connection with (check the appropriate box):


(a) [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss. 240.14a-1 through 240.14b-1), Regulation 14C (ss.ss. 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss. 240.13e-3(c)) under the Securities Exchange Act of 1934, as amended (the "Act").

(b) [ ] The filing of a registration statement under the Securities Act of 1933.


(c)  [ ]  A tender offer.


(d)  [ ]  None of the above.


         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]


         Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
     Transaction Valuation*                           Amount of filing fee
--------------------------------------------------------------------------------

  *For purposes of calculating the filing fee         $311.68
  only.  Assumes  the  payment  of $1.45  per
  share in exchange  for a total of 1,060,642
  shares of Common Stock and a total  payment
  of  $20,429  in  exchange  for  outstanding
  options to acquire Common Stock. The amount
  of the filing fee, calculated in accordance
  with   Regulation    240.0-11(b)   of   the
  Securities   Exchange   Act  of  1934,   as
  amended, equals 1/50 of one percent of the value of the proposed cash payment to be made in connection with the transaction, as described in the Proxy Statement.

--------------------------------------------------------------------------------

     [X] Check the box if any part of the fee is offset as provided by ss. 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:         $311.68
                            ------------------

Form or Registration No.:       PREM14A
                            ------------------

Filing Party:  Essex Bancorp, Inc.
              ----------------------

Date Filed:     March 30, 2001
              -------------------

                                  INTRODUCTION

         This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Statement") is being filed by Essex Bancorp, Inc., a Virginia corporation ("Essex Acquisition") (formerly Essex Acquisition Corp.), and each of Messrs. Harry F. Radcliffe, Robert G. Hecht, and Gene D. Ross, who are directors of Essex Acquisition, and relates to the merger (the "Merger") of Essex Bancorp, Inc. (the "Company") with and into Essex Acquisition under the terms of a Restated Agreement and Plan of Merger dated May 1, 2001 (the "Agreement"). This Amendment is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Statement to report the results of the Merger.

         The Merger was approved on August 31, 2001 by the holders of a majority of the outstanding shares of each of the Company's Common Stock, Series A Preferred Stock and Series B Preferred Stock, which approved the Merger as separate voting groups. The Merger was consummated on August 31, 2001. As a result of the Merger, each publicly-held share of Common Stock was converted into the right to receive $1.45 per share. All of the common stock of Essex Acquisition outstanding after the Merger is held by former holders of the preferred stock and warrants of the Company.

         The Merger resulted in the redemption and retirement of all outstanding shares of the Company's Common Stock. The delisting and cessation of trading of the Common Stock on the American Stock Exchange was effective as of the close of business on August 31, 2001, and the Company filed a Form 15 with the Securities and Exchange Commission terminating the registration of the Common Stock under the Exchange Act.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2001          ESSEX BANCORP, INC.
                                   (successor by merger to Essex Bancorp, Inc., a Delaware corporation)


                                   By: /s/ Gene D. Ross
                                      ----------------------------------------
                                         Gene D. Ross
                                         President and Chief Executive Officer



                                       /s/ Harry F. Radcliffe
                                      ----------------------------------------
                                      Harry F. Radcliffe



                                       /s/ Robert G. Hecht
                                      ----------------------------------------
                                      Robert G. Hecht



                                       /s/ Gene D. Ross
                                      ----------------------------------------
                                      Gene D. Ross